Exhibit 99.1

Gracell Biotechnologies Acquisition Completed

SAN DIEGO and SUZHOU, China and SHANGHAI, China, February 22, 2024 -- Gracell Biotechnologies Inc. (“Gracell” or the “Company”, Nasdaq: GRCL), a global clinical-stage biopharmaceutical company developing innovative cell therapies for the treatment of cancer and autoimmune disease, today announced the completion of its previously announced agreement to be acquired by AstraZeneca, in accordance with the terms and conditions of the Agreement and Plan of Merger, dated as of December 23, 2023 (the “Merger Agreement”), by and among the Company, AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and Grey Wolf Merger Sub (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent. The acquisition was structured as a merger of Merger Sub with and into the Company with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

Under the terms of the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting held on February 19, 2024, each ordinary share, par value $0.0001 per share, of the Company (each, a “Share” and collectively, the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares (including Shares represented by American Depositary Shares (each, an “ADS” and collectively, the “ADSs”), each representing five Shares) held by Parent, Merger Sub, the Company or any of their subsidiaries, (ii) Shares (including ADSs corresponding to such Shares) held by the Company or the Depositary (as defined below) and reserved for issuance and allocation pursuant to the Company’s equity incentive plans (the shares described in clauses (i) and (ii), the “Excluded Shares”), (iii) Shares represented by ADSs, and (iv) Shares held by holders who shall have validly exercised and not effectively withdrawn or otherwise lost their rights to dissent from the Merger in accordance with the provisions of Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “CICA,” and the Shares described in clause (iv), the “Dissenting Shares”)), has been cancelled and represents only the right to receive (1) $2.00 per Share in cash without interest and (2) one contingent value right (each a “CVR”) per Share representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of a milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below) (the “Milestone”), in each case subject to any applicable withholding taxes.

Each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), together with the underlying Shares represented by such ADSs, has been cancelled and represents only the right to receive (1) $10.00 per ADS in cash without interest and (2) five CVRs per ADS representing the right to receive a contingent payment of $0.30 per CVR in cash without interest upon the achievement of the Milestone, in each case, subject to any applicable withholding taxes and pursuant to the terms and conditions set forth in the Merger Agreement and the Deposit Agreement, dated January 7, 2021, among the Company, Bank of New York Mellon and all holders from time to time of ADSs issued thereunder.

Each warrant to purchase Shares outstanding and unexercised immediately prior to the Effective Time has been cancelled and represents only the right to receive an amount in cash, without interest, equal to the Black-Scholes Value (which is equal to $1.26618 per Share underlying such warrant) of the remaining unexercised portion of each warrant.

The Excluded Shares have been cancelled without payment of any consideration and the Dissenting Shares have been cancelled and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the CICA.

Each record holder of Shares and warrants to purchase Shares and registered holder of certificated ADSs as of the Effective Time of the Merger who is entitled to the applicable merger consideration will receive a letter of transmittal specifying how the delivery of the merger consideration will be effected and instructions for surrendering their certificated warrants or certificated ADSs, as applicable, in exchange for the applicable merger consideration. Such letters of transmittal must be completed before such holders can receive the applicable merger consideration. Certificated ADS holders should wait to receive the letters of transmittal before surrendering their ADSs. A holder of ADSs held in “street name” by a broker, bank or other nominee or a registered holder of uncertificated ADSs will not be required to take any additional action to receive the applicable merger consideration and should address any questions concerning the receipt of the merger consideration to its broker, bank or other nominee.

The Company also announced today that it has requested that trading of the ADSs on the Nasdaq Global Select Market (“Nasdaq”) be suspended as of February 22, 2024 (New York Time). The Company has requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”), notifying the SEC of the delisting of the ADSs on Nasdaq. The delisting will become effective 10 days after the filing of the Form 25. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC in approximately ten days following the filing of the Form 25. The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective, which will be 90 days after filing of the Form 25, unless the SEC raises any objection.

About Gracell

Gracell is a global clinical-stage biopharmaceutical company dedicated to discovering and developing breakthrough cell therapies for the treatment of cancers and autoimmune diseases. Leveraging its innovative FasTCAR and TruUCAR technology platforms and SMART CART™ technology module, Gracell is developing a rich clinical-stage pipeline of multiple autologous and allogeneic product candidates with the potential to overcome major industry challenges that persist with conventional CAR-T therapies, including lengthy manufacturing time, suboptimal cell quality, high therapy cost, and lack of effective CAR-T therapies for solid tumors and autoimmune diseases. The lead candidate BCMA/CD19 dual-targeting FasTCAR-T GC012F is currently being evaluated in clinical studies for the treatment of multiple myeloma, B-NHL and SLE. For more information on Gracell, please visit www.gracellbio.com. Follow @GracellBio on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 6-K contain “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Statements that are not historical or current facts, including statements about the beliefs and expectations and statements relating to the expected process for receiving the merger consideration and the Company’s intentions to file a Form 15, are forward-looking statements. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including, but not limited to: the possibility that the milestone related to the contingent value right will not be achieved; unanticipated difficulties or expenditures relating to the transactions contemplated by the Merger Agreement and the CVR Agreement (the “Transactions”); legal proceedings, judgments or settlements, including those that may be instituted against the Company, the Company’s board of directors and executive officers and others following the completion of the Transactions; disruptions of current plans and operations caused by the completion of the Transactions; potential difficulties in employee retention due to the completion of the Transactions; and other risks and uncertainties and the factors discussed in the section entitled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof. Except as may be required by law, neither the Company nor AstraZeneca undertakes any duty to update these forward-looking statements.

Media contact

Marvin Tang
marvin.tang@gracellbio.com

Investor contact

Gracie Tong
gracie.tong@gracellbio.com